Exhibit 99.1

FOR IMMEDIATE RELEASE - April 8, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES UPDATE ON ANNUAL INFORMATION

Petroflow Energy Ltd. (“Petroflow” or the “Company”) today announced that it will not meet the previously announced date of April 9th (March 31 news release) for filing the Company’s audited financials for the years ended December 31, 2009 and 2008 and accompanying management discussion and analysis or the Annual Information Form with securities regulators in Canada. The reasons for the Company's inability to meet the filing deadlines are that it has taken more time than was anticipated to assure that the financial disclosure meets the required standards, such that certifications respecting the annual filings can be made as required by Canadian law.

The Company currently plans to complete all of its annual filings when it completes the audit.  The Company's failure to file the required continuous disclosure documents may result in securities commissions in Canada imposing an Issuer Cease Trade Order.  There are no assurances that the Company will be able to continue as a going concern.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the ability of the Company to restructure its debt and complete its strategic alternatives, the ability of the Company to meets its continuous disclosure requirements within specified time limits and our continued operation of the Company. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the potential adverse impact of continuing defaults under the Credit Agreement with our banking syndicate, the Company’s ability to raise additional equity, commodity prices and the difficulty in retaining key personnel to carry on the Company’s oil and gas operations. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:
Petroflow Energy Ltd.
Tucker Franciscus, Interim CFO
303-296-7070
www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.